UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Comverge, Inc.

(Name of Subject Company (Issuer))

Peak Merger Corp.

(Name of Filing Person - Offeror)

Peak Holding Corp.

(Name of Filing Person - Offeror)

H.I.G. Bayside Debt & LBO Fund II, L.P.

H.I.G. Bayside Advisors II, LLC

H.I.G.-GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

(Name of Filing Persons - Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Brian Schwartz

Richard H. Siegel, Esq.

1450 Brickell Avenue

31st Floor

Miami, Florida 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.

Michael H. Weed, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Telephone: (312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$48,257,741.73	$5,530.34

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 27,511,443 shares of Comverge, Inc. common stock. The transaction value also includes the aggregate offer price for 112,169 shares issuable pursuant to outstanding options with an exercise price less than $1.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $1.75 minus the weighted average exercise price of such options.

(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 27, 2011, by multiplying the transaction value by 0.0001146

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by Peak Merger Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock (the “Shares”), par value $0.001 per share of Comverge, Inc., a Delaware corporation (“Comverge”), at a price of $1.75 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated April 11, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Comverge, Inc., a Delaware corporation. Comverge’s principal executive offices are located at 5390 Triangle Parkway, Suite 300, Norcross, GA 30092, and its telephone number is (678) 392-4954.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $1.75 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Comverge has advised Parent and Purchaser that, as of March 26, 2012, there were (i) 27,511,443 Shares issued and outstanding, and (ii) 112,169 Shares issuable under outstanding stock option grants with an exercise price of less than $1.75 per Share.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Comverge”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Comverge”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Comverge”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. The information set forth in “THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Comverge”)

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Comverge”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Comverge”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2012

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on April 11, 2012 in the New York Times

(a)(1)(G)	Press Release issued by Comverge, Inc. on March 26, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Comverge, Inc. on April 11, 2012 (incorporated by reference to Exhibit (a)(8) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(A)	Complaint filed March 29, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Stourbridge Investments LLC v. Dreyer et al. (incorporated by reference to Exhibit (a)(12) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(B)	Complaint filed March 29, 2012 in the Court of Chancery of the State of Delaware, captioned Schultz v. Young et al. (incorporated by reference to Exhibit (a)(13) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(C)	Complaint filed March 30, 2012 in the Court of Chancery of the State of Delaware, captioned Somlinga v. Dreyer et al. (incorporated by reference to Exhibit (a)(14) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(D)	Complaint filed April 2, 2012 in the Court of Chancery of the State of Delaware, captioned Cohen v. Young et al. (incorporated by reference to Exhibit (a)(17) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(E)	Complaint filed April 3, 2012 in the Superior Court of Gwinnett County in the State of Georgia, captioned Cunningham v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(18) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(F)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Walker v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(15) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on
April 11, 2012)

(a)(5)(G)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Kanakamedala v. Young et al. (incorporated by reference to Exhibit (a)(16) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on
April 11, 2012)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(2)	Amendment No. 1 dated April 5, 2012 to the Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit (e)(2) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(d)(3)	Note Purchase and Security Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(4)	Reserved

(d)(5)	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries and Partners for Growth III, L.P. (incorporated by reference to Exhibit 10.47 to the Annual Report on Form 10-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 9, 2011)

Exhibit No.	Description

(d)(6)

Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Grace Bay Holdings II, LLC, Bayside Capital, Inc., Sami Mnaymneh and Anthony Tamer on February 27, 2012)

(d)(7)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Grace Bay Holdings II, LLC, and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(8)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(9)	Non-Disclosure Agreement, dated as of November 15, 2011, by and between Comverge, Inc. and H.I.G. Middle Market LLC.

(d)(10)	Exclusivity Agreement, dated as of January 26, 2012, by and between Comverge, Inc. and H.I.G. Middle Market LLC.

(d)(11)	Modification, dated April 3, 2012, to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit (e)(8) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2012

PEAK MERGER CORP.

By:	/s/ Joseph Zulli
Name:	Joseph Zulli
Title:	Treasurer

PEAK HOLDING CORP.

By:	/s/ Joseph Zulli
Name:	Joseph Zulli
Title:	Treasurer

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Richard H. Siegel and Brian D. Schwartz, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of Comverge, Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of April, 2012.

PEAK MERGER CORP.

By:	/s/ Joseph Zulli
Name:	Joseph Zulli
Title:	Treasurer

PEAK HOLDING CORP.

By:	/s/ Joseph Zulli
Name:	Joseph Zulli
Title:	Treasurer

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2012

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on April 11, 2012 in the New York Times

(a)(1)(G)	Press Release issued by Comverge, Inc. on March 26, 2012 (incorporated by reference to
Exhibit 99.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Comverge, Inc. on April 11, 2012 (incorporated by reference to Exhibit (a)(8) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(A)	Complaint filed March 29, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Stourbridge Investments LLC v. Dreyer et al. (incorporated by reference to Exhibit (a)(12) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(B)	Complaint filed March 29, 2012 in the Court of Chancery of the State of Delaware, captioned Schultz v. Young et al. (incorporated by reference to Exhibit (a)(13) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(C)	Complaint filed March 30, 2012 in the Court of Chancery of the State of Delaware, captioned Somlinga v. Dreyer et al. (incorporated by reference to Exhibit (a)(14) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(D)	Complaint filed April 2, 2012 in the Court of Chancery of the State of Delaware, captioned Cohen v. Young et al. (incorporated by reference to Exhibit (a)(17) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(E)	Complaint filed April 3, 2012 in the Superior Court of Gwinnett County in the State of Georgia, captioned Cunningham v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(18) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(a)(5)(F)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Walker v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(15) of the
Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on
April 11, 2012)

(a)(5)(G)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Kanakamedala v. Young et al. (incorporated by reference to Exhibit (a)(16) of the
Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on
April 11, 2012)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

Exhibit No.	Description

(d)(2)	Amendment No. 1 dated April 5, 2012 to the Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit (e)(2) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(d)(3)	Note Purchase and Security Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(4)	Reserved

(d)(5)	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries and Partners for Growth III, L.P. (incorporated by reference to Exhibit 10.47 to the Annual Report on Form 10-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 9, 2011)

(d)(6)

Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Grace Bay Holdings II, LLC, Bayside Capital, Inc., Sami Mnaymneh and Anthony Tamer on February 27, 2012)

(d)(7)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Grace Bay Holdings II, LLC, and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(8)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)

(d)(9)	Non-Disclosure Agreement, dated as of November 15, 2011, by and between Comverge, Inc. and H.I.G. Middle Market LLC.

(d)(10)	Exclusivity Agreement, dated as of January 26, 2012, by and between Comverge, Inc. and H.I.G. Middle Market LLC.

(d)(11)	Modification, dated April 3, 2012, to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit (e)(8) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 11, 2012)

(g)	Not applicable

(h)	Not applicable